FSD PHARMA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

As used in this management's discussion and analysis of financial condition and results of operations ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "FSD", "we", "us" or "our" refer to FSD Pharma Inc., together with our subsidiaries, on a consolidated basis as constituted on March 31, 2022.

This MD&A for the three months ended March 31, 2022 and 2021 should be read in conjunction with the Company's unaudited consolidated interim financial statements and the accompanying notes for the three months ended March 31, 2022 and 2021. The financial information presented in this MD&A is derived from the Company's unaudited consolidated interim financial statements for the three months ended March 31, 2022 and 2021 ("financial statements") which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts are in United States dollar except where otherwise indicated.

This MD&A is dated as of May 13, 2022.

FORWARD-LOOKING INFORMATION

The information provided in this MD&A, including information incorporated by reference, contains certain "forward‐looking information" or "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws (collectively, "forward‐looking statements"). Forward-looking statements relate to future events or future performance, business prospects or opportunities of the Company that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. All statements other than statements of historical fact may be forward-looking statements.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. forward-looking statements are often, but not always, identified by words or phrases such as "hope", "would", "seek", "anticipate", "believe", "expect", "plan", "continue", "estimate", "will", "predict", "intend", "forecast", "future", "target", "project", "capacity", "could", "should", "might", "focus", "proposed", "scheduled", "outlook", "potential", "may" or similar expressions and includes suggestions of future outcomes, including, but not limited to statements about: discussions concerning the Company's exploration of near-term funding strategies; the Company's plans to advance the research & development of product candidates to commercialization through studies and clinical trials, including anticipated timing and associated costs; the application and the costs associated with such planned trials, and the Company's ability to obtain required funding and the terms and timing thereof; the expansion of our product offering(s), our business objectives and the expected impacts of previously announced acquisitions and developments; the investigational new drug FDA application process and any review thereof and its affects on our business objectives; the sale of substantially all of the assets of FV Pharma (as defined below), including the Facility (as defined below) and the Facility Property (as defined below), and timing thereof. Readers are cautioned not to place undue reliance on forward-looking statements as the Company's actual results may differ materially and adversely from those expressed or implied.

The Company has made certain assumptions with respect to the forward-looking statements regarding, among other things: the Company's ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; the general economic, financial market, regulatory and political conditions in which the Company operates; the interest of potential purchasers in the Company's product candidates; anticipated and unanticipated costs; the government regulation of the Company's activities and product candidates; the timely receipt of any required regulatory approvals; the Company's ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; the Company's ability to conduct operations in a safe, efficient and effective manner; and the Company's expansion plans and timeframe for completion of such plans.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that such statements will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially and adversely from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the limited operating history of the Company and history of losses, and anticipated significant losses for the foreseeable future incurred to pursue commercialization of product candidates; the Company's inability to file INDs (as defined below) on timelines it reasonably anticipates, if at all; the Company's ability to identify, license or discover additional product candidates; the product candidates being in the preclinical development stage; the Company's reliance on its product candidates; the Company's ability to successfully develop new commercialized products or find a market for their sale; the impact of any future recall of the Company's products; the Company's ability to promote and sustain its products, including any restrictions or constraints on marketing practices under the regulatory framework in which the Company operates; failure to achieve the degree of market acceptance and demand for our products or product candidates by physicians, patients, healthcare payors, and others in the medical community which are necessary for commercial success, including due to the possibility that alternative, superior treatments may be available prior to the approval and commercialization of product candidates, should such approval be received at all; failure of clinical trials to demonstrate substantial evidence of the safety and/or effectiveness of product candidates, which could prevent, delay or limit the scope of regulatory approval and commercialization, including from difficulties encountered in enrolling patients in clinical trials, and reliance on third parties to conduct our clinical trials and some aspects of our research and preclinical testing, or results from future clinical testing which may demonstrate opposing evidence and draw negative conclusions regarding the effectiveness of any product candidate, including the effectiveness of Lucid-MS as a treatment for multiple sclerosis or Lucid-PSYCH as a treatment for major depressive disorder or other mental health disorders; results of earlier studies or clinical trials not being predictive of future clinical trials and initial studies or clinical trials not establishing an adequate safety or efficacy profile for the Company's product candidates to justify proceeding to advanced clinical trials or an application for regulatory approval; potential side effects, adverse events or other properties or safety risks of the Company's product candidates, which could delay or halt their clinical development, prevent their regulatory approval, cause suspension or discontinuance of clinical trials, abandonment of a product candidate, limit their commercial potential, if approved, or result in other negative consequences; preliminary, interim data obtained from the Company's clinical trials that it may announce or publish from time to time may not be indicative of future scientific observations or conclusions as more patient data becomes available, further analyses are conducted, and as the data becomes subject to subsequent audit and verification procedures; inability to establish sales and marketing capabilities, or enter in to agreements with third parties, to sell and market any product candidates that the Company may develop; the ability to provide the capital required for research, product development, operations and marketing; violations of laws and regulations resulting in repercussions; risks inherent in an pharmaceutical business and the development and commercialization of pharmaceutical products, including the inability to accurately predict timing or amounts of expenses, requirements of regulatory authorities, and completion of clinical studies on anticipated timelines, which may encounter substantial delays or may not be able to be completed at all; delays in clinical trials; psychedelic-inspired drugs possibly never being approved as medicines or other therapeutic applications; the Company's inability to attain or maintain the regulatory approvals it needs in any jurisdiction to commercialize, distribute or sell any product candidate or other pharmaceutical products; failure of counterparties to perform contractual obligations; changes, whether anticipated or not, in laws, regulations and guidelines that may result in significant compliance costs for the Company, including in relation to restrictions on branding and advertising, regulation of distribution and excise taxes; uncertainty associated with insurance coverage and reimbursement status for newly-approved pharmaceutical products, which could result in product candidates becoming subject to unfavourable pricing regulations, third-party coverage and reimbursement practices, or healthcare reform initiatives, including legislative measures aimed at reducing healthcare costs; conditions in the global economy and capital markets, including impacts to trade and public health or geopolitical risks, as a result of impacts of COVID-19 or otherwise; the Company's anticipated negative cash flow from operations and non-profitability for the foreseeable future; the inability to obtain required additional financing on terms favourable to the Company or at all; the dilutive effects of future sales or issuances of equity securities and the conversion of outstanding securities to Class B shares; the Company's dual class share structure; the market price of the Class B shares possibly being subject to wide price fluctuations; whether an active trading market for the Company's Class B shares (as defined below) is sustained; the Company's ability to identify and execute future acquisitions or dispositions effectively, including the ability to successfully manage the impacts of such transactions on its operations; lack of dividends, and reinvestment of retained earnings, if any, into the Company's business; risk related to the sale of the Facility and Facility Property, including whether the Company will be able to sell the Facility and/or the Facility Property on terms favourable to the Company, or at all; the Company's reliance on management, key persons and skilled personnel; reliance on contract manufacturing facilities; manufacturing problems that could result in delay of the Company's development or commercialization programs; the Company's expected minimal environmental impacts; insurance and uninsured risks; claims from suppliers; conflicts of interest between the Company and its directors and officers; the Company's ability to manage its growth effectively; the Company's ability to realize production targets; supply chain interruptions and the ability to maintain required supplies of, equipment, parts and components; the Company's ability to successfully implement and maintain adequate internal controls over financial reporting or disclosure controls and procedures; results of litigation; the dependence of the Company's operations, in part, on the maintenance and protection of its information technology systems, and the information technology systems of its third-party research institution collaborators, CROs or other contractors or consultants, which could face cyber-attacks; failure to execute definitive agreements with entities in which the Company has entered into letters of intent or memoranda of understanding; unfavourable publicity or consumer perception towards the product candidates; reputational risks to third parties with whom the Company does business; failure to comply with laws and regulations; the Company's reliance on its own market research and forecasts; competition from other technologies and pharmaceutical products, including from synthetic production, new manufacturing processes and new technologies, and expected significant competition from other companies with similar businesses, and significant competition in an environment of rapid technological and scientific change; the Company's ability to safely, securely, efficiently and cost-effectively transport our products to consumers; liability arising from any fraudulent or illegal activity, or other misconduct or improper activities that the Company's directors, officers, employees, contractors, consultants, commercial partners or vendors may engage in, including noncompliance with regulatory standards and requirements; unforeseen claims made against the Company, including product liability claims or regulatory actions; reliance on single-source suppliers, including single-course suppliers for the acquisition of the drug substance and drug product for any of the product candidates; inability to obtain or maintain sufficient intellectual property protection for the Company's product candidates; third-party claims of intellectual property infringement; patent terms being insufficient to protect competitive position on product candidates; inability to obtain patent term extensions or non-patent exclusivity; inability to protect the confidentiality of trade secrets; inability to protect trademarks and trade names; filing of claims challenging the inventorship of the Company's patents and other intellectual property; invalidity or unenforceability of patents, including legal challenges to patents covering any of the product candidates; claims regarding wrongfully used or disclosed confidential information of third parties; inability to protect property rights around the world; risks related to the Company's status as a foreign private issuer; the Company taking advantage of reduced disclosure requirements applicable to emerging growth companies; the Company's classification as a "passive foreign investment company"; that the Company's international business operations, including expansion to new jurisdictions, could expose it to regulatory risks or factors beyond our control such as currency exchange rates and changes in governmental policy; risks related to expansion of international operations; the Company's ability to produce and sell products in, and export products to, other jurisdictions within and outside of Canada and the United States, which is dependent on compliance with additional regulatory or other requirements; regulatory regimes of locations for clinical trials outside of Canada and the United States; failure to obtain approval to commercialize product candidates outside of Canada and the United States; if clinical trials are conducted for product candidates outside of Canada and the United States, the FDA, Health Canada and comparable regulatory authorities may not accept data from such trials, or the scope of such approvals from regulatory authorities may be limited; and other factors beyond the Company's control.

The Company cautions that the foregoing list of important risk factors and uncertainties is not exhaustive. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, intended or projected. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. You should carefully consider the matters discussed under "Risks Factors" in our Annual Information Form for the year ended December 31, 2020, Short Form Base Shelf Prospectus dated June 16, 2020, Prospectus Supplement dated February 11, 2021 and in the section of our Annual Report titled "Item 3. Key Information-D. Risk Factors".

The forward-looking statements contained or incorporated by reference in this MD&A are made as of the date of this MD&A or as otherwise specified. Except as required by applicable securities law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Additional information relating to FSD can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

The Company was formed under and is governed by the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1, 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. The Company's registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9.

On March 15, 2018, the Company's shareholders approved the amendments contemplated by the Articles of Amendment at the 2018 annual and special meeting of the shareholders, pursuant to which, among other things, the Company's shareholders approved certain changes to the capital structure of the Company.

On May 24, 2018, pursuant to Articles of Amendment, the Company changed its name to "FSD Pharma Inc." and the capital structure of the Company was reorganized to create a new class of Class A shares, amend the terms of and re-designate the existing common shares as Class B shares, and eliminate the existing non-voting Class A preferred shares and non-voting Class B preferred shares.

On May 29, 2018, the Class B shares commenced trading on the Canadian Stock Exchange under the trading symbol "HUGE".

On October 16, 2019, the Company amended its articles of incorporation to complete a consolidation of all of its issued and outstanding share capital. Pursuant to the amendment, all of the issued and outstanding Class A shares and Class B shares were consolidated on the basis of one post-consolidation share for every 201 pre-consolidation shares of the Company (the "Consolidation"). Unless otherwise noted, presentation in this MD&A of the number of Class A shares, Class B shares, stock options, warrants and the issue or exercise prices and any other data related to the foregoing securities are all presented on a post-Consolidation basis.

On January 9, 2020, the Class B Shares commenced trading on the Nasdaq under the trading symbol "HUGE".

FSD Pharma Inc. ("FSD" or the "Company"), through its wholly owned subsidiaries, FSD Biosciences, Inc., Prismic Pharmaceuticals Inc., and Lucid Psycheceuticals Inc. is a pharmaceutical research and development ("R&D") company focused on developing over time multiple applications of its three compounds:

1. Ultra micro-palmitoylethanolamide ("PEA") or FSD-PEA (formerly called FSD-201), which is a licensed compound (as described below);

2. Lucid-PSYCH (formerly Lucid-201); and

3. Lucid-MS (formerly Lucid-21-302), which is a licensed compound (as described below).

The Company filed an Investigational New Drug Application ("IND") with the FDA on August 28, 2020, for PEA and was approved on September 25, 2020, to initiate a Phase 2(a) clinical program for the use of PEA to treat COVID-19, the disease caused by the SARS-CoV-2 virus. The trial was targeting a total of 352 random patients in a controlled, double-blind multicenter study.

Following the May 14, 2021, annual general and special meeting of shareholders, the Company retained an independent biotechnology and pharma focused firm to evaluate PEA's current potential commercial viability for the SARS-CoV-2 virus indication and to undertake a review of its Phase 2 clinical program to assist the Company in determining its viability and, more broadly, evaluating the general current commercial viability of PEA. In particular, the Company was concerned with the pace of progress in advancing the Phase 2 clinical program during a period in which COVID-19 treatments and vaccination rates evolved significantly and competitive products were being successfully advanced. The biotechnology investment bank reported its findings and the Company concluded that, while there are potential commercial opportunities for PEA, specifically the treatment of COVID-19 by PEA is unlikely to be commercially viable. Based on this information, on August 24, 2021, the Company elected to terminate the current Phase 2 clinical trials for the treatment of COVID-19 in order to concentrate its resources on more commercially viable opportunities for PEA. The Company continues to evaluate Phase 2 indications to potentially target for PEA that will realize value creation for shareholders.

As of the date hereof, the Company currently has four material subsidiaries:

(i) FSD Biosciences Inc. ("FSD Biosciences"), which is wholly owned by the Company and incorporated under the laws of the State of Delaware;

(ii) FV Pharma Inc. ("FV Pharma"), which is wholly owned by the Company and incorporated under the OBCA;

(iii) Lucid Psycheceuticals Inc. ("Lucid"), which is wholly owned by the Company and incorporated under the OBCA; and

(iv) Prismic Pharmaceuticals Inc. ("Prismic"), which is wholly owned by the Company and incorporated under the laws of the State of Arizona.

In July 2020, the Company decided to primarily focus its efforts and resources on the pharmaceutical and biotechology business operated through FSD Biosciences Inc. Between March 2018 and June 2020, the Company made investments in and entered into agreements with a number of cannabis-related ventures (the “Cannabis Investments”). All material Cannabis Investments have been liquidated or terminated. As of September 30, 2020, the Company, ended all activities of FV Pharma. As a result, the Company is no longer engaged in cannabis-related activities and is in the process of liquidating all of FV Pharma's assets, including the sale of its Facility and/or the adjacent real estate. On May 6, 2022, the Company closed the sale of the Facility and the Facility Property for total consideration of CAD$16,400,000. See further discussion below under "Discontinued Operations" and “Subsequent Events”.

FSD Pharma Inc.

Through the acquisition of Prismic Pharmaceuticals Inc. ("Prismic"), the Company acquired an exclusive, worldwide license (excluding Italy and Spain) to exploit for certain specified pharmaceutical purposes patents and other intellectual property rights to PEA owned by Epitech Group SpA ("Epitech"). Pursuant to a royalty agreement between Prismic and FSD Pharma, Prismic holds the right to receive, from FSD, a percentage of the net sales of products developed for conditions relating to pain in humans and certain other conditions using certain intellectual property owned or controlled by Epitech or its affiliates including those relating to PEA. PEA is a naturally occurring substance that is produced within the body in response to inflammation. FSD Pharma is currently seeking to advance pharmaceutical development programs centered on PEA that meet one or more selected criteria. All efforts are intended to be founded on a biological plausibility of an efficacious effect with a high safety profile.

The Company has successfully completed Phase 1 first-in-human safety and tolerability study for PEA and has found the compound to be safe with no serious adverse side effects. This study also validated considerable scientific literature already published in the European Union that claims safety and tolerability of PEA. PEA is currently being dispensed in Italy and Spain as a prescription based medical food supplement since 2004.

The Company received permission from the FDA in June 2020 to submit an IND Application for the use of PEA to treat COVID-19, the disease caused by the SARS-CoV-2 virus.

The Company submitted to the FDA an IND Application for the use of PEA in August 2020.

In September 2020, the Company received authorization from the FDA to initiate Phase 2 clinical program for the use of PEA to treat COVID-19.

On August 24, 2021, the Company announced it was terminating the Phase 2 clinical program specific to treating COVID-19, while the Company continues to evaluate other indications to potentially target for PEA. The Company had retained an independent biotechnology and pharma-focused investment banking firm to evaluate FSD-PEA's current potential commercial viability for COVID-19 treatment (the "FSD-PEA Review"). The findings of the FSD-PEA Review suggested that while there were potential commercial opportunities for FSD-PEA, the treatment of COVID-19 by FSD-PEA is specifically unlikely to be commercially viable.

Epitech License Agreement

On January 8, 2020, the Company entered into an amended and restated license agreement with Epitech, as further amended in July 2020 (defined in this subsection as the "License Agreement"), which amended and restated the license agreement between Prismic and Epitech through which Prismic secured certain intellectual property rights to PEA from Epitech. The License Agreement grants the Company an exclusive, worldwide license (excluding Italy and Spain where the Company is not licensed and Epitech remains entitled to commercialize the Licensed Products (as defined herein), directly or indirectly) (the "Epitech License") to research, manufacture and commercialize products (defined in this subsection as the "Licensed Products") that are developed using certain proprietary formulations of PEA owned by Epitech and that are to be used to treat chronic kidney disease in humans or, if a prescription drug, any other human condition that is related to pain and chronic pain. In addition, under the terms of the Epitech License, as further amended on July 9, 2020, if Epitech develops or commercializes a prescription drug for the treatment of any other human condition unrelated to pain and chronic pain (a "Different Prescription Drug") in its territory, the Company has a first refusal right to use Epitech's patents to develop and commercialize this Different Prescription Drug in its territory (i.e. worldwide excluding Italy and Spain). Should the Company exercise this right, but then fail to demonstrate commercially reasonable efforts to develop the Different Prescription Drug in the two years following, Epitech would be free to exploit and/or license to third parties the use of the patents for the Different Prescription Drug. Finally, the Epitech License provides the Company with a nonexclusive license to use Epitech's scientific and technical know-how with respect to FSD-PEA in connection with the development or commercialization of the Licensed Products discussed above.

Under the terms of the License Agreement, the Company is required to make payments to Epitech upon the achievement of specified milestones. The Company was required to pay the non-refundable sum of $300,000 on or before October 31, 2019. Upon first notification by the FDA of approval of a New Drug Application, the non-refundable sum of $700,000 is due and payable to Epitech. Within thirty days of the first notification by the FDA of approval of a New Drug Application, the Company is required to pay the non-refundable sum of $500,000. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company is required to pay the non-refundable sum of $1,000,000 to Epitech.

The License Agreement also specifies certain royalty payments. Pursuant to the License Agreement, the Company must pay Epitech 25% (in the case of non-prescription drug rights) and 5% (in the case of prescription drug rights) of any one-off lump sum payments it receives as consideration for granting a sub-license to a third-party with respect to a Licensed Product. In addition, the Company is required to pay either: (a) 7% of net sales of the Licensed Products in a product regulatory category other than prescription drugs placed on the market by the Company; (b) 25% of the royalties received by the Company from sub-licensees (such royalties, the "Net Receipts") where Licensed Products in a product regulatory category other than prescription drugs are placed on the market by such sub-licensees; or (c) 5% of net sales or Net Receipts of the Licensed Products that are prescription drugs.

Unless otherwise terminated in accordance with its terms, the Epitech License will remain in force until the Company is no longer obligated to pay royalties under the License Agreement, which obligation will expire on a country-by-country basis when the last valid claim of the Licensed Patents covering the Licensed Products in a given country expires. The approval of a therapeutically equivalent, generic version of the Licensed Product(s) in a country will conclusively demonstrate that a valid claim does not cover the Licensed Products in that country. If there are no patents covering the Licensed Products in a country, royalties are payable for the license of the scientific and technical know-how under the Epitech License until expiration of the last-to expire Epitech patent that relates to PEA.

The above description of the License Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is available under the Company's SEDAR and EDGAR profiles.

Innovet License Agreement

On March 9, 2021, the Company entered into the Innovet License Agreement (defined in this subsection as the "License Agreement") with Innovet Italia S.R.L. ("Innovet"). The License Agreement grants the Company an exclusive, worldwide license (excluding Italy, and subject to a first refusal right maintained by Innovet, any other country in Europe) to research, manufacture and commercialize products using certain proprietary formulations of ultra-micro PEA (defined in this subsection as the "Licensed Products") to treat gastro-intestinal diseases in canines and felines. The License Agreement provides that the Company shall develop the Licensed Products with a view to submitting an Investigational Animal Drug Application with the FDA within thirty-six (36) months of the date of the agreement and shall submit a New Animal Drug Application within sixty (60) months of the effective date of the agreement.

Under the terms of the License Agreement, the Company will be required to make payments to Innovet upon the achievement of specified milestones. An initial non-refundable sum of US$500,000 was payable to Innovet on the effective date of the License Agreement and a second non-refundable sum of US$250,000 was payable to Innovet on the first anniversary of the effective date of the License Agreement. Within thirty business days of the first notification of approval of a New Animal Drug Application by the FDA of the first Licensed Product to receive such approval in the United States, the Company is required to pay an additional non-refundable sum of US$750,000 to Innovet. None of the specified milestones have been met to date and there is no guarantee or assurance that they will be met in the future.

The License Agreement also specifies certain royalty payments. Pursuant to the License Agreement, the Company is required to pay Innovet 14% of any one-off lump sum payments it receives as consideration for granting a sub-license to a third-party with respect to a Licensed Product. In addition, the Company is required to pay 5% of net sales of the Licensed Products.

The above description of the License Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is available under the Company's SEDAR and EDGAR profiles.

Lucid-MS Agreement

On May 19, 2021, prior to its acquisition by the Company, Lucid entered into a license agreement with the University Health Network ("UHN") that governs the world-wide licensing of certain intellectual property rights and data associated with Lucid-MS. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$100,000 to UHN until the first commercial sale of a product utilizing the intellectual property licensed to the Company under the agreement, including Lucid-MS is made.

Under the agreement the Company is committed to minimum milestones payments of $nil and maximum milestones payments of C$12,500,000 if all product development and regulatory milestones are met.

Furthermore, the Company is also responsible to pay revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement.

Lucid-PSYCH Agreement

On October 1, 2021, the Company entered into an agreement with Covar Pharmaceuticals Inc. ("Covar"), a contract development and manufacturing services organization, to commence work on providing research quantities of the Company's drug candidate, Lucid-PSYCH, on an exclusive basis for further clinical evaluation (the "Covar Agreement"). Covar's research and development facility is licensed to handle psychoactive compounds such as Lucid-PSYCH, which are "controlled substances" listed under the Controlled Drugs and Substances Act (Canada). Pursuant to the Covar Agreement, Covar will produce non-good manufacturing practices and good manufacturing practices Lucid-PSYCH for use in the Company's planned pre-clinical and Phase 1 clinical trials, respectively.

Cannabis Licenses

The Company held three licenses from Health Canada: (i) a Cultivation License (defined below); (ii) a Processing License (defined below); and (iii) a Sale for Medical Purposes License (collectively, the "Licenses").

On July 30, 2020, the Company announced that it has notified Health Canada of the Company's decision to forfeit the licenses of FV Pharma and suspend all cannabis-related activities of FV Pharma. As of September 30, 2020, the Company ended all activities of FV Pharma and had surrendered its Licenses. The Company is in the process of liquidating all of FV Pharma's assets, including the sale of its Cobourg facility and/or the adjacent real estate. See further discussion below under "Discontinued Operations" and "Subsequent Events".

The Facility

FV Pharma's facility is located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility"). The Company also owns the 64-acre property on which the Facility is located (the “Facility Property”). FV Pharma acquired the Facility in November 2017. The Facility has 581,538 square feet of building space. See further discussion below under "Discontinued Operations" and “Subsequent Events”.

The Company has no contractual arrangements and has no commitments for capital expenditures with respect to the Facility or the Facility Property.

IMPACT OF COVID-19

The outbreak of the novel strain of coronavirus, specifically identified as "COVID-19," has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company's business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

The Company's clinical trials for the use of FSD-PEA, a compound to treat suspected or confirmed cases of COVID-19, were placed on hold during the year pending the completion of a study to assess the commercial viability of FSD-PEA as a treatment for COVID-19. Following the completion of the study, the Company announced on August 24, 2021, that it was terminating the Phase 2 clinical program specific to treating COVID-19. The impact of COVID-19 did not have a material impact on the continuing operations or financial results of the Company for the three months ended March 31, 2022 and 2021.

DISCONTINUED OPERATIONS

As previously noted, in March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and initiated a process to sell the Facility and Facility Property and exit the medical cannabis industry. The Company is actively marketing the Facility and Facility Property for sale and expects that the sale of the Facility and Facility Property will be completed within the next twelve months. On February 23, 2022, the Company entered into a firm agreement in connection with the sale of the Facility and the Facility Property. See further discussion below under "Subsequent Events".

Assets held for sale consists of the Facility and Facility Property. It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Results of operations related to the Facility are reported as discontinued operations for the period ended March 31, 2022 and 2021.

In accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, the assets held for sale were assessed for impairment based on fair value less costs to sell. The fair value was measured using the price at which the Company expects to receive for the disposal of the Facility and Facility Property in its current state less estimates for the costs of disposal. The fair value less costs to sell was higher than the carrying value of the Facility and Facility Property, resulting in recognition of the resulting group at carrying value.

SELECTED FINANCIAL HIGHLIGHTS

The following table presents selected financial information for the three months ended March 31, 2022 and 2021:

	For the three months ended March 31,
	2022	2021
	$	$
General and administrative	3,528,302	3,048,859
External research and development fees	937,052	1,970,251
Share-based payments	83,161	3,832,524
Depreciation and amortization	1,101,155	951,020
Total operating expenses	5,649,670	9,802,654
Net loss from continuing operations	(5,460,831)	(9,405,612)
Net loss from discontinued operations	(444,506)	(533,842)
Net loss for the period	(5,905,337)	(9,939,454)

OVERALL FINANCIAL PERFORMANCE

Three months ended March 31, 2022

For the three months ended March 31, 2022, general and administrative expenses were $3,528,302 compared to $3,048,859 for the comparative period in the prior year. This represents an increase of $479,443 or 16% for the three months ended March 31, 2022, compared to the equivalent period in the prior year. The increase for the three months ended March 31, 2022, is primarily related to approximately $1.2M of legal fees directly related to non-recurring litigation expenses during the three months ended March 31, 2022, offset by decreases in general office, insurance and administrative expenses as well as a decrease in consulting fees.

For the three months ended March 31, 2022, external research and development fees were $937,052 compared to $1,970,251 for the comparative period in the prior year. This represents a decrease of $1,033,199, or 52% for the three months ended March 31, 2022, compared to the equivalent period in the prior year. For the three months ended March 31, 2021, external research and development fees were incurred for the research and development of PEA, for Phase 2 Safety and Tolerability testing and COVID-19 study that terminated in August 2021.

For the three months ended March 31, 2022, share-based payments expense was $83,161 compared to $3,832,524 for the comparative period in the prior year. This represents a decrease of $3,749,363 or 98% for the three months ended March 31, 2022, compared to the equivalent period in the prior year. Share-based payments change based on the variability in the number of options granted, vesting periods of the options, the grant date fair values and share-based bonuses issued. In February 2021 the Company issued share-based bonus to the Board of Directors of $3.3 million compared to $nil during the three months ended March 31, 2022.

For the three months ended March 31, 2022, depreciation and amortization was $1,101,155 compared to $951,020 for the comparative period in the prior year. This represents an increase of $150,135 or 16% for the three months ended March 31, 2022 compared to the equivalent period in the prior year. Depreciation and amortization is primarily related to the amortization of intellectual property.

For the three months ended March 31, 2022, net loss was $5,905,337 compared to $9,939,454 for the three months ended March 31, 2021. Net loss for the three months ended March 31, 2022, is comprised of net loss from continuing operations of,  $5,460,831 and net loss from discontinued operations of, $444,506 compared to net loss from continuing operations for the three months ended March 31, 2021 of, $9,405,612 and net loss from discontinued operations of, $533,842.

	As at March 31,	As at December 31,
	2022	2021	Change
	$	$	$	%
Cash	28,572,884	35,259,645	(6,686,761)	-19%
Total assets	55,709,544	62,963,117	(7,253,573)	-12%
Total liabilities	8,949,176	8,832,079	117,097	1%

The Company concluded the three months ended March 31, 2022, with cash of $28,572,884 (December 31, 2021 - $35,259,645).

RESULTS OF OPERATIONS

The following table outlines our consolidated statements of loss for three months ended March 31, 2022 and 2021:

	For the three months ended March 31,
	2022	2021	Change
	$	$	$	%
Expenses
General and administrative	3,528,302	3,048,859	479,443	16%
External research and development fees	937,052	1,970,251	(1,033,199)	-52%
Share-based payments	83,161	3,832,524	(3,749,363)	-98%
Depreciation and amortization	1,101,155	951,020	150,135	16%
Total operating expenses	5,649,670	9,802,654	(4,152,984)	-42%

Loss from continuing operations	(5,649,670)	(9,802,654)	4,152,984	-42%

Other income	-	(1,292)	1,292	-100%
Finance expense	16,382	19,325	(2,943)	-15%
Gain on settlement of financial liability	(82,725)	(10,250)	(72,475)	707%
Loss (gain) on change in fair value of derivative liability	(242,519)	556,556	(799,075)	-144%
Loss (gain) on changes in fair value of investments	120,023	(961,381)	1,081,404	-112%
Net loss from continuing operations	(5,460,831)	(9,405,612)	3,944,781	-42%

Net loss from discontinued operations	(444,506)	(533,842)	89,336	-17%
Net loss	(5,905,337)	(9,939,454)	4,034,117	-41%

Other comprehensive income (loss)
Items that may be subsequently reclassified to income:
Exchange gain (loss) on translation of foreign operations	(73,585)	(37,370)	(36,215)	97%
Comprehensive loss	(5,978,922)	(9,976,824)	3,997,902	-40%

REVIEW OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

General and administrative

General and administrative expenses for the three months ended March 31, 2022 and 2021 are comprised of:

	For the three months ended March 31,
	2022	2021	Change
	$	$	$	%
Professional fees	2,132,377	1,051,476	1,080,901	103%
General office, insurance and administration expenditures	471,523	847,282	(375,759)	-44%
Consulting fees	351,689	729,840	(378,151)	-52%
Salaries, wages and benefits	578,350	694,736	(116,386)	-17%
Investor relations	291,170	38,801	252,369	650%
Building and facility costs	412,360	390,363	21,997	6%
Foreign exchange loss	(249,493)	(155,184)	(94,309)	61%
	3,987,976	3,597,314	390,662	11%
Allocated to:
Continuing operations	3,528,302	3,048,859	479,443	16%
Discontinued operations	459,674	548,455	(88,781)	-16%

Professional fees

	For the three months ended March 31,
	2022	2021	Change
	$	$	$	%
Professional fees	2,132,377	1,051,476	1,080,901	103%

Professional fees increased from $1,051,476 to $2,132,377 or 103% for the three months ended March 31, 2022, compared to the equivalent period in the prior year. The Company incurred $1.2M of legal fees directly related to non-recurring litigation expenses during the three months ended March 31, 2022. Professional fees fluctuate from period to period based on the nature of the transactions the Company undertakes.

General office, insurance and administration expenditures

General office, insurance and administration expenditures for the three months March 31, 2022 and 2021 are comprised of the following:

	For the three months ended March 31,
	2022	2021	Change
	$	$	$	%

Insurance, shareholders and public company costs	284,752	656,754	(372,002)	-57%
Travel, meals and entertainment	87,201	85,796	1,405	2%
Office and general administrative	99,570	104,732	(5,162)	-5%
General office, insurance and administration expenditures	471,523	847,282	(375,759)	-44%

Insurance, shareholders and public company costs

Insurance, shareholders and public company costs decreased from $656,754 to $284,752 or 57% for the three months ended March 31, 2022, compared to the equivalent period in the prior year. These costs primarily consist of insurance and other related expenditures associated with being a publicly-listed Company on the NASDAQ. The primary reason for the decrease for the three months ended March 31, 2022, compared to the equivalent periods in the prior year is due to a decrease in the cost of director and officers' insurance and shareholders and public company costs.

Travel, meals and entertainment

Travel, meals and entertainment expenses increased from $85,796 to $87,201 or 2% for the three months ended March 31, 2022, compared to the equivalent period in the prior year. Travel, meals and entertainment expenses fluctuate from period to period based on the nature of the transactions the Company undertakes.

Office and general administrative

Office and general administrative expenses decreased from $104,732 to $99,570 or 5% for the three months ended March 31, 2022, respectively, compared to the equivalent periods in the prior year. Office and general administrative expenses may vary from period to period based on operational activities.

Consulting fees

	For the three months ended March 31,
	2022	2021	Change
	$	$	$	%
Consulting fees	351,689	729,840	(378,151)	-52%

Consulting fees decreased from $729,840 to $351,689 or 52% for the three months ended March 31, 2022, compared to the equivalent period in the prior year. Consulting fees include fees paid to individuals and professional firms who provide advisory services to the Company and fluctuate from period to period based on the nature of the transactions the Company undertakes.

Salaries, wages and benefits

	For the three months ended March 31,
	2022	2021	Change
	$	$	$	%
Salaries, wages and benefits	578,350	694,736	(116,386)	-17%

Salaries, wages and benefits expenses decreased from $694,736 to $578,350 or 17% for the three months ended March 31, 2022, compared to the equivalent period in the prior year. The decrease is primarily due to reduced headcount for the three months ended March 31, 2022, compared to the three months ended March 31, 2021.

	For the three months ended March 31,
	2022	2021	Change
	$	$	$	%
Salaries, wages and benefits	578,350	694,736	(116,386)	-17%

Investor relations

	For the three months ended March 31,
	2022	2021	Change
	$	$	$	%
Investor relations	291,170	38,801	252,369	650%

Investor relations expenses increased from $38,801 to $291,170 or 650% for the three months ended March 31, 2022, respectively, compared to the equivalent period in the prior year. The increase is primarily related to higher spending on investor relations and marketing during the three months March 31, 2022.

Building and facility costs

	For the three months ended March 31,
	2022	2021	Change
	$	$	$	%
Building and facility costs	412,360	390,363	21,997	6%

Building and facility costs increased from $390,363 to $412,360 or 6% for the three months ended March 31, 2022, compared to the equivalent period in the prior year. Such costs include property taxes, security services, repairs and maintenance expenditures and utilities.

Foreign exchange loss

	For the three months ended March 31,
	2022	2021	Change
	$	$	$	%
Foreign exchange loss	(249,493)	(155,184)	(94,309)	61%

Foreign exchange loss increased from $155,184 to $249,493 for the three months ended March 31, 2022, compared to the equivalent period in the prior year. The primary reason for the foreign exchange change was due to the change of the Canadian dollar relative to the US dollar and its impact on cash balances denominated in the Canadian dollar.

External research and development fees

	For the three months ended March 31,
	2022	2021	Change
	$	$	$	%
External research and development fees	937,052	1,970,251	(1,033,199)	-52%

External research and development fees decreased from $1,970,251 to $937,052 or 52% for the three months ended March 31, 2022, compared to the equivalent period in the prior year. For the three months ended March 31, 2021, external research and development fees were incurred for the research and development of PEA, for Phase 2 Safety and Tolerability testing and COVID-19 study that terminated in August 2021.

Share-based payments

	For the three months ended March 31,
	2022	2021	Change
	$	$	$	%
Share-based payments	83,161	3,832,524	(3,749,363)	-98%

Share-based payments decreased from $3,832,524 to $83,161 for the three-month ended March 31, 2022, compared to the equivalent period in the prior year. This represents an decrease of $3,749,363, or 98% for the three months ended March 31, 2022, compared to the equivalent period in the prior year. Share-based payments change based on the variability in the number of options granted, vesting periods of the options, the grant date fair values and share-based bonuses. In February 2021 the Company issued share-based bonus to BOD of $3.3 million compared to $nil during the three months ended March 31, 2022.

Depreciation and amortization

	For the three months ended March 31,
	2022	2021	Change
	$	$	$	%
Depreciation and amortization	1,101,155	951,020	150,135	16%

Depreciation and amortization increased from $951,020 to $1,101,155 or 16% for the three months ended March 31, 2022, compared to the equivalent period in the prior year. Depreciation and amortization is primarily related to the intellectual property.

Finance expense

For the three months ended March 31, 2022, finance expense was $16,382 compared to $19,325, for the three months ended March 31, 2021. Finance expense is primarily comprised of interest on notes payable assumed on acquisition of Prismic Pharmaceuticals in June 2019.

Gain on settlement of financial liability

For the three months and year ended March 31, 2022, the Company recognized a gain on settlement of financial liabilities of $82,725, compared to $10,250, for the three months ended March 31, 2021.

Loss (gain) on change in fair value of derivative liability

In August 2020, the Company issued warrants as part of a private placement that did not meet the IFRS definition of equity due to the exercise price being denominated in United States Dollar, which was not the functional currency of the Company at the time resulting in a variability in exercise price. As such, the warrants were recognized as a derivative liability with a fair value of $3,289,069 at the time of issuance.

The fair value of the warrants liability as at March 31, 2022, was $522,884 resulting in a gain on change in fair value of $242,519 for the period ended March 31, 2022. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $0.87, risk-free interest rate of 2.37% and annualized volatility of 112%.

The fair value of the warrants liability as at March 31, 2021, was $2,004,466 resulting in a loss on change in fair value of $556,556 for the three months ended March 31, 2021. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.91, risk free interest rate of 0.74% and annualized volatility of 132%.

Loss (gain) on changes in fair value of investments

The Company has various investments accounted for at fair value through profit or loss resulting in recognition of loss/gain as the fair value fluctuates.

		Balance at	Proceeds from	Change in fair value	Balance at March
Entity	Instrument	December 31, 2021	sale	through profit or loss	31, 2022
		$		$	$
True Pharma Strip Inc.	Shares	197	197	-	-
HUGE Shops	Shares	157,760	157,760	-	-
SciCann Therapeutics	Shares	79	79	-	-
Solarvest BioEnergy Inc.	Shares	366,792	-	(66,679)	300,113
Solarvest BioEnergy Inc.	Convertible debenture	293,434	-	(53,344)	240,090
		818,262	158,036	(120,023)	540,203

REVIEW OF DISCONTINUED OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

The following table outlines our net loss from discontinued operations for the three months ended March 31, 2022 and 2021:

	For the three months
	ended March 31,
	2022	2021
	$	$
Expenses
General and administrative	459,674	548,455
Total operating expenses	459,674	548,455

Loss from discontinued operations	(459,674)	(548,455)

Other income	(15,168)	(14,613)
Net loss from discontinued operations	(444,506)	(533,842)

General and administrative

	For the three months ended March 31,
	2022	2021	Change
	$	$	$	%

Insurance, shareholders and public company costs	284,752	656,754	(372,002)	-57%
Travel, meals and entertainment	87,201	85,796	1,405	2%
Office and general administrative	99,570	104,732	(5,162)	-5%
General office, insurance and administration expenditures	471,523	847,282	(375,759)	-44%

General and administrative expenses from discontinued operations decreased from $548,455 to $459,674 for the three months ended March 31, 2022, compared to the equivalent period in the prior year.

SELECTED QUARTERLY INFORMATION

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters commencing April 1, 2020 and ended March 31, 2022. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2021 and the unaudited consolidated interim financial statements for the period ended March 31, 2022. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2021 and the unaudited consolidated interim financial statements for the period ended March 31, 2022. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,
	2022	2021	2021	2021	2021	2020	2020	2020
	$	$	$	$	$	$	$	$
Other income (loss)	-	-	-	-	(1,292)	4	(23,166)	13,251
Net loss for the period	(5,905,337)	(6,347,723)	(5,790,925)	(13,207,327)	(9,939,454)	(4,378,271)	(13,567,266)	(4,492,484)
Net loss per share - basic	(0.15)	(0.16)	(0.16)	(0.37)	(0.37)	(0.24)	(1.07)	(0.49)
Net loss per share - diluted	(0.15)	(0.16)	(0.16)	(0.37)	(0.37)	(0.24)	(1.07)	(0.49)

FINANCIAL POSITION

	As at	As at
	March 31,	December 31,	Change
	2022	2021	$	%
ASSETS
Current assets
Cash	28,572,884	35,259,645	(6,686,761)	-19%
Other receivables	707,079	500,964	206,115	41%
Prepaid expenses and deposits	1,578,861	1,366,421	212,440	16%
Investments	-	158,036	(158,036)	-100%
	30,858,824	37,285,066	(6,426,242)	-17%
Assets held for sale	8,773,856	8,647,779	126,077	1%
	39,632,680	45,932,845	(6,300,165)	-14%
Non-current assets
Equipment, net	13,060	-	13,060	100%
Investments	540,203	660,226	(120,023)	-18%
Right-of-use asset, net	147,146	168,307	(21,161)	-13%
Intangible assets, net	15,376,455	16,201,739	(825,284)	-5%
	16,076,864	17,030,272	(966,468)	-6%
Total assets	55,709,544	62,963,117	(7,253,573)	-12%

LIABILITIES
Current liabilities
Trade and other payables	7,873,788	7,510,771	363,017	5%
Lease obligations	159,895	124,311	35,584	29%
Warrants liability	522,884	765,403	(242,519)	-32%
Notes payable	300,549	300,549	-	0%
	8,857,116	8,701,034	156,082	2%
Non-current liabilities
Lease obligations	92,060	131,045	(38,985)	-30%
Total liabilities	8,949,176	8,832,079	117,097	1%

SHAREHOLDERS' EQUITY
Class A share capital	151,588	151,588	-	0%
Class B share capital	144,760,778	152,173,089	(7,412,311)	-5%
Warrant	5,137,417	5,137,417	-	0%
Contributed surplus	24,343,300	22,583,649	1,759,651	8%
Foreign exchange translation reserve	166,027	239,612	(73,585)	-31%
Accumulated deficit	(127,798,742)	(126,154,317)	(1,644,425)	1%
Total shareholders' equity	46,760,368	54,131,038	(7,370,670)	-14%
Total liabilities and shareholders' equity	55,709,544	62,963,117	(7,253,573)	-12%

Assets

Current assets

Cash decreased by $6,686,761 or 19%, as a result of cash used during the period.

Other receivables increased by $206,115 or 41%, primarily due to an increase in sales taxes receivable and income tax receivables.

Prepaid expenses and deposits increased by $212,440 or 16% primarily related to payments made for the Company's insurance policies.

Current investments decreased by $158,036 or 100%, due to the sale of investments.

Assets Held for Sale

Assets held for sale consists of the Facility and Facility Property. It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Assets held for sale as at March 31, 2022 and December 31, 2021, consisted of the following:

	2022	2021
	$	$
Property and plant	8,773,856	8,647,779

Non-current assets

Investments decreased by $120,023 or 18%, primarily due to the change in fair value of investments as a result of decreases in the underlying share prices.

Intangible assets decreased by $825,284 or 5%, primarily due to amortization expense incurred for the three months ended March 31, 2022, offset by additions of $250,000.

Liabilities

Current liabilities

Trade and other payables increased by $363,017 or 5%, primarily due to timing of payments.

Warrants liability

Warrants were issued as part of the financing in August 2020. The Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollar which was not the functional currency of the Company at the time resulting in variability in exercise price. Accordingly, these warrants are treated as a derivative financial liability measured at fair value through profit or loss. As at the date of issuance the fair value of the warrants was determined to be $3,289,069 using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $3.01 on date of issuance, risk free interest rate of 0.32% and annualized volatility of 121%.

The fair value of the warrants liability as at December 31, 2021, was $765,403 resulting in a gain on change in fair value of $682,507 for the year ended December 31, 2021. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.02, risk-free interest rate of 1.22% and annualized volatility of 120%.

The fair value of the warrants liability as at March 31, 2022, was $522,884 resulting in a gain on change in fair value of $242,519 for the period ended March 31, 2022. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $0.87, risk-free interest rate of 2.37% and annualized volatility of 112%.

Notes payable

The Company recognized notes payable from the acquisition of Prismic on June 29, 2019, made up of convertible notes and short-term notes. The notes and short-term notes are due to former board members of Prismic. The notes carry an annual interest rate of 20% and the short-term notes carry an annual interest rate of 10%.

Non-current liabilities

Non-current portion of lease liability represents the Company's obligations for office leases.

Shareholders' equity

Shareholder's equity decreased by $7,370,670 due to a decrease of $7,412,311 related to share buyback program, loss of $73,585 related to the translation of foreign operations and cancellation of shares, net loss of $5,905,337, offset by $1,759,651 of contribution surplus related to share cancelation and share based payments.

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by continuing to invest in our future that is commensurate with the level of operating risk we assume. We determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

The financial statements and this MD&A have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In making this assessment, management concluded that it has sufficient working capital as of March 31, 2022, in order to carry out its planned operations over the next twelve months.

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continuing operations of the Company are dependent upon the ability of the Company to complete the pharmaceutical research and development programs centered on the Company's compounds (two of which are licensed). The discontinued operations of the Company are in the process of being sold to fund the continuing operations.

As at March 31, 2022, the Company had cash of $28,572,884 representing an decrease of $6,686,761 from December 31, 2021. This decrease is primarily due to $5,093,428, of cash used in operating activities, $106,586 of cash used in investing activities and $1,486,747 of cash used in financing activities.

Cash flows for the three months ended March 31, 2022 and 2021

	For the three months ended March 31,
	2022	2021
	$	$
Cash used in continuing operating activities	(4,589,164)	(4,812,549)
Cash used in discontinued operating activities	(504,264)	(672,013)
Cash used in operating activities	(5,093,428)	(5,484,562)

Cash used in continuing investing activities	(106,586)	(500,000)
Cash used in investing activities	(106,586)	(500,000)

Cash provided by (used in) financing activities	(1,486,747)	38,298,471

Net increase in cash during the period	(6,686,761)	32,313,909

Cash Flows Used in Operating Activities

Cash flows used in continuing operating activities for the three months ended March 31, 2022, were $4,589,164 compared to cash flows used in continuing operating activities of $4,812,549 for the three months ended March 31, 2021. Cash flows used in discontinued operating activities for the three months ended March 31, 2022, were $504,264 compared to cash flows used in discontinued operating activities of $672,013 for the three months ended March 31, 2022. The decrease in cash used in operating activities of $391,134 is primarily due to a decrease in cash used in discontinued operations and lower net loss for the three months ended March 31, 2022.

Cash Flows Used in Investing Activities

Cash flows used in investing activities for the three months March 31, 2022, were $106,586 compared to cash flows used in by investing activities of $500,000 for the three months ended March 31, 2022. The change is primarily due to a decrease in the additions of intangible assets, offset by the sale of investments during the three months ended March 31, 2022.

Cash Flows (Used in) Provided by Financing Activities

Cash flows used in financing activities for the three months ended March 31, 2022, were $1,486,747 compared to cash provided by financing activities of $38,298,471 for the three months ended March 31, 2021. During the three months ended March 31, 2021, the Company issued shares for net proceeds of $38,341,407 offset by the repayment of $28,260 for notes payable and repayment of $14,676 for lease obligations compared to, $1,474,909 spend on share repurchase and repayment of $11,838 for lease obligations made during the three months ended March 31, 2022.

CONTRACTUAL OBLIGATIONS

We have no significant contractual arrangements other than those noted in our financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements other than those noted in our financial statements.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised the following:

a. The Company paid expenses of $nil (2021 - $262,834) to a company owned by the former CEO for the three months ended March 31, 2022.

b. In fiscal 2022, the Company pays independent directors' compensation of C$60,000, with the chair of the audit committee receiving an additional C$20,000 and the chair of the compensation committee receiving an additional C$10,000. Directors' compensation for the three months ended March 31, 2022, was $55,260 (2021 - $541,545), which includes $nil (2021 - $466,545) recognized as share-based compensation for shares issued.

c. In February 2021, as compensation, the Company issued 1,349,764 shares with a fair value of $3,576,875 to Raza Bokhari, in his capacity as Board Chair and Chief Executive Officer, and to certain other directors. Of the 1,349,764 shares issued, 1,173,709, with a fair value of $3,110,330, were issued to Raza Bokhari and 176,055 shares, with a fair value of $466,545, were issued to other directors. In June 2021, 156,278 of the shares issued to directors in February 2021 were cancelled. On March 8, 2022, following litigation with respect to certain of the shares issued to Raza Bokhari in February 2021, the court issued a decision, permitting the part of the share grant to Raza Bokhari until the date of his termination (being 536,979 Class B shares) but cancelling the shares relating to services that were to be provided after the date of termination (being 504,888 Class B shares). The shares were cancelled on March 29, 2022.

Related Party	Number of Securities	Total Amount
Dr. Raza Bokhari	1,173,709	3,110,330
Robert Ciaruffoli	46,948	124,412
Jim Datin	46,948	124,412
Steve Buyer	46,948	124,412
Gerry Goldberg	35,211	93,309
	1,349,764	$3,576,875

Key management personnel compensation during the three months ended March 31, 2022 and 2021 is comprised of:

	2022	2021
	$	$
Salaries, benefits, bonuses and consulting fees	321,846	515,876
Share-based payments and bonuses	6,077	3,855,418
Total	327,923	4,371,294

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding receivables. The Company believes that it trades only with recognized, creditworthy third parties. The Company does not currently have any material outstanding trade receivables with customers.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company's exposure to liquidity risk is dependent on the Company's ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company's trade and other payable and notes payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company's ability to carry out the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company's results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

• Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company's primary exposure with respect to foreign currencies is from Canadian dollar denominated cash and trade and other payables. A 10% change in the foreign exchange rates would not result in any significant impact to the financial statements.

• Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as at March 31, 2022, as there are no material long-term borrowings outstanding.

• Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at March 31, 2022.

Fair values

The carrying values of cash, other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or they are being carried at fair value or, for notes payable, interest payable is close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

• Level 1 - Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

• Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 - Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in the Investments note. During the year, there were no transfers of amounts between levels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2 and Note 3 of the audited consolidated financial statements for the fiscal year ended December 31, 2021, for a full discussion of our critical accounting policies and estimates.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors of the Company.

The Company's outstanding capital was as follows as at the date of this MD&A:

Class A shares	72
Class B shares	38,504,738
Share options	392,317
Warrants	6,956,795
RSUs	2,820,104

SUBSEQUENT EVENTS

On April 4, 2022, the Company cancellated 2,820,104 share options held by officers of the Company and replaced them with Restricted Share Units ("RSUs"). Each RSU issued is fully vested on the date of grant and expires 36 months from the date of grant.

Subsequent to March 31, 2022, the Company issued 13,393 Class B shares for services.

On May 6, 2022, the Company closed the sale of the Facility and the Facility Property for total consideration of CAD$16,400,000.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

A.        Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our CEO and CFO, our management has evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2022, the end of the period covered by this report. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2022.

The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time. Because of these limitations, there can be no assurance that any system of disclosure controls and procedures or internal control over financial reporting will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.

B.        Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is the process designed by and under the supervision of our CEO and CFO to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. Management has evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Under the supervision and with the participation of our CEO and CFO, our management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2022 and concluded that it was effective.